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                                                                 Exhibit (d)(12)
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                                                                    NEWS RELEASE

For Immediate Release                                     CONTACT: Larry Dennedy
                                                        MacKenzie Partners, Inc.
                                                                  (212) 929-5500
                         DLZ Corp. Extends Tender Offer
                  For Digital Link Shares To October 27, 1999
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SANTA CLARA, California, October 25, 1999 -- DLZ Corp. announced today that it had extended its offer to purchase the outstanding shares of Digital Link, Inc. (NASDAQ:DLNK) for $10.30 cash per share. The offer will now expire at 12:00 midnight New York City time on Wednesday, October 27, 1999. As of 12:00 midnight New York City time on October 22, 1999, 2,654,778 shares of Digital Link stock had been tendered which, together with shares held by DLZ and its affiliates, constitutes approximately 83.2% of the outstanding Digital Link stock.

As previously disclosed, under California law DLZ cannot consummate the tender offer, together with the follow-on short-form merger, unless the shares tendered in the tender offer, together with the shares already held by DLZ and its affiliates, equal at least 90% of Digital Link's outstanding shares. If DLZ is unable to reach the 90% minimum, it intends to proceed with a long-form merger.

The Information Agent for the Tender Offer is MacKenzie Partners, Inc. Additional information and copies of the tender offer documents can be obtained from Mackenzie by calling (800) 322-2885.

ABOUT DIGITAL LINK

    Digital Link Corporation is leading provider of high-performance, cost-effective, digital network access products for narrowband and broadband applications. The company offers access solutions that increase the level of intelligence at the demarcation point where LAN's and WAN's meet. These products are used by Internet service providers and carriers as infrastructure equipment, and by enterprises for connectivity to WAN services. Digital Link is headquartered in Sunnyvale, California, and offers its products worldwide. Additional information is available at Digital Link's website: http://www.dl.com.

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